TEMBEC INC.

MATERIAL CHANGE REPORT
Form 51-102F3

ITEM 1:	NAME AND ADDRESS OF COMPANY
TEMBEC INC.
800 René-Lévesque Blvd West, Suite 1050
Montréal, Québec
H3B 1X9
ITEM 2:	DATE OF MATERIAL CHANGE
June 1, 2007
ITEM 3:	NEWS RELEASE
A press release was issued by Tembec Inc. (the “Company”) on June 1, 2007 through the services of Canada NewsWire.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
Tembec today announced that its coated paper mill located in St. Francisville,
Louisiana will be indefinitely idled, with a target date for idling of July 31, 2007. It will affect approximately 540 employees.
The St. Francisville mill has a capacity of 325,000 short tons of coated and specialty papers, primarily used in catalogues, magazines and cover stock.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press release attached hereto.
ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL
INSTRUMENT 51-102
Not applicable.
ITEM 7:	OMITTED INFORMATION
None.

ITEM 8:	EXECUTIVE OFFICER
The following executive officer of Tembec is knowledgeable about the material change and this report:
Antonio Fratianni
Vice President, General Counsel and Secretary
(514) 871-0137
ITEM 9:	DATE OF REPORT
Dated at Montréal, this 6th day of June, 2007.